UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: May 24, 2007	By	/S/ Junichiro Otsuda
Junichiro Otsuda
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Announcement Regarding the Change of Subsidiary of MUFG

Tokyo, May 24, 2007 — kabu.com Securities Co., Ltd. (kabu.com Securities), an equity-accounted affiliate of Mitsubishi UFJ Financial Group, Inc. (MUFG), has today decided on its proposed candidates for directors. The majority of the candidates are dispatched from MUFG or its subsidiaries. If the proposal to elect such candidates as directors is approved by the general meeting of shareholders of kabu.com Securities scheduled for June 24, 2007, kabu.com Securities will become a consolidated subsidiary of MUFG.

Looking ahead, each company of MUFG group and kabu.com Securities seek to strengthen the alliance within the group and will strive to significantly expand and enhance the products and services provided via the internet.

1.	Reasons for change

As previously announced, MUFG’s subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) and kabu.com Securities agreed on March 5, 2007 to strengthen their business and capital alliance by making kabu.com Securities a consolidated subsidiary of MUFG. To achieve this objective of making kabu.com Securities a consolidated subsidiary, BTMU implemented a tender offer for shares of kabu.com Securities from March 20, 2007 to April 18, 2007. As a result, on a consolidated basis, MUFG’s investment ratio in kabu.com Securities is now 40.36%.

kabu.com Securities determined the candidates for directors at a meeting of the nomination committee held today. In accordance with the agreement described above, the majority of the candidates are dispatched from MUFG or its subsidiaries.

If the proposal to elect such candidates as directors is approved by the general meeting of shareholders of kabu.com Securities scheduled for June 24, 2007, kabu.com Securities, now an equity-accounted affiliate of MUFG, will become a consolidated subsidiary of MUFG.

2.	Outline of the company concerned (kabu.com Securities)

(1)	Company name:	kabu.com Securities Co., Ltd.

(2)	Representative:	Masakatsu Saito, President and Chief Executive Officer

(3)	Location:	1-28-25, Shinkawa, Chuo-ku, Tokyo

(4)	Date of incorporation:	November 19, 1999

(5)	Business:	Securities business

(6)	Fiscal year end:	March 31

(7)	Number of employees:	81 (as of March 31, 2007)

(8)	Capital:	¥7,195 million (as of March 31, 2007)

(9)	Number of issued shares:	975,579 (as of March 31, 2007)

(10)	Major shareholders:	(As of March 31, 2007) The Bank of Tokyo-Mitsubishi UFJ, Ltd.	16.33%
		Mitsubishi UFJ Securities Co., Ltd.	10.57%
		ITOCHU Corporation	10.03%

(11)	Business results of the most recent fiscal year:

fiscal year ended March 31, 2007
Operating revenue	¥20,946 million
Net operating revenue	¥19,791 million
Operating income	¥11,051 million
Ordinary income	¥11,017 million
Net income	¥6,088 million
Total assets	¥363,771 million
Net assets	¥37,568 million
Dividend per share	¥2,000.00

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3.	Transferor of shares

Tender offer by The Bank of Tokyo-Mitsubishi UFJ, Ltd.

4.	Ownership of shares (after the Tender Offer)

	Number of shares (holding ratio)	Number of voting rights
Bank of Tokyo-Mitsubishi UFJ, Ltd.	253,320.95 (25.96%)	253,320
MUFG and its subsidiaries	393,777.80 (40.36%)	393,775

5.	Schedule of change

June 24, 2007 General meeting of shareholders of kabu.com Securities

6.	Effect to business results

There are no changes in MUFG’s previously announced business results forecast for the fiscal year ended March 2007.

*            *            *

Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950

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